

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 12, 2007

Mr. R.A. Walker
Senior Vice President, Finance and Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

>   **Re: Anadarko Petroleum Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 28, 2007**
>   **File No. 001-08968**
>
>   **Response Letter Dated March 30, 2007**

Dear Mr. Walker:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and response letter, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis…, page 32

1.   We note your response to comment 4, and we continue to believe that the reserve replacement efficiency ratio (RRE) represents a key indicator of operating performance that you should discuss and analyze in your MD&A.   In the opening paragraph of your MD&A, you describe your focus to be on adding high-margin oil and natural gas reserves at competitive costs, and this focus appears to manifest itself in the compensation of executive management through the use of RRE. As set forth in FRC 501.12.b.1., one of the principal objectives of MD&A is to give readers a view of the company through eyes of management by identifying and addressing those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please expand your MD&A to discuss and analyze RRE as it would provide insight to an investor in how well you are achieving your focus of adding high-margin reserves at competitive costs. To the extent that the calculation of RRE represents a non-GAAP financial measure as defined in Regulation G, then provide the disclosures set forth in Item 10(e) of Regulation S-K.

Notes to Consolidated Financial Statements, page 71

Note 22. Contingencies, page 107

2.   We note that your response to comment 8 addresses our comment related to the Deepwater Royalty Relief Act; however, it did not appear to address the litigation in the case of *U.S. of America ex rel. Harold E. Wright v. AGIP Company, et al.* Please disclose the amounts accrued. Additionally, tell us when the accrual was recorded and whether it was discussed in MD&A during that period. Also tell us whether this matter is reasonably likely to result in your liquidity decreasing in a material way.

Oil and Gas Properties and Activities, page 4

Proved Reserves, page 4

3.   We have reviewed your supplemental response to comment nine of our letter dated March 22, 2007. Please provide us with the following:

    •   the recovery factor you used. Also, please support your claim that it is conservative.
    •   the estimated recovery factor you will now likely experience in this field;
    •   technical support that your "geological interpretation" conforms with the SEC's rules and guidance for proved reserves;

- the number of wells that had been drilled at the time you booked proved reserves and the number of wells you have drilled to date. Include dry holes, expendable wells and service wells;
- the future production forecast of oil and gas used when the reserves were first booked in 2002. On the same graph include actual production of oil and gas to date and the most recent future production forecast from your most recent reserve report; and
- how much of the negative reserve revision was due to prices. In that regard, you also state that reserves declined due to "sales". Please clarify what you mean by this and the reserve quantity that was affected.

We may have further comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief